AFYA LIMITED ANNOUNCES A NEW SHARE REPURCHASE PROGRAM

Belo Horizonte, Brazil, August 13, 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) ("Afya" or the "Company"), the leading medical education group and medical practice solutions provider in Brazil, announced today, its Board of Directors has approved a new share repurchase program. Under the share repurchase program, Afya may repurchase up to 4,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning from August 15, 2025 until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions.

The share purchases may be made from time to time through open market transactions and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. The share repurchase program will take place in accordance with the conditions established by the Board of Directors on August 13, 2025. Afya intends to repurchase the shares for use in its stock option program, consideration in futures business combinations transactions and general corporate purposes.

Afya’s Board of Directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. Afya expects to utilize its existing funds and future dividends to be received from Afya Participações to fund repurchases made under this program.

It is Afya’s intention that such purchases benefit from the safe harbor provided by Rule 10b-18 (“Rule 10b-18”) promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended. Accordingly, Afya shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases under the program.

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited